UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Stock exchange announcement

CADELER A/S CONSIDERS RE-DOMICILIATION TO THE UNITED KINGDOM

Copenhagen, 28 June 2024: Cadeler A/S (OSE: CADLR, NYSE: CDLR) (“Cadeler” or the “Company”) today announces that, as it continues to evaluate how best to optimize its corporate structure following the business combination between Cadeler and Eneti Inc., completed in December 2023, it is considering a re-domiciliation of its parent company to the United Kingdom. A detailed feasibility analysis, including review of legal, tax and other considerations, is ongoing and no final decision with respect to such a re-domiciliation has been made at this time. It is anticipated that, if Cadeler determines to proceed with the implementation of such a re-domiciliation, it would maintain its current stock exchange listings on the Oslo Stock Exchange and the NYSE.

Cadeler has made the preliminary assessment that a re-domiciliation of its parent company to the United Kingdom would improve the marketability of the Cadeler Group and encourage a broader and more diversified international investor base, as the United Kingdom’s legal system, corporate governance practices and tax regime, in combination, are familiar to the Cadeler Group’s international investor base after the business combination and offer substantial benefits. In addition, it is Cadeler’s expectation that such a re-domiciliation would support its business strategy generally, including by facilitating the greater physical presence of its executive management in the United Kingdom and elsewhere in the markets in which the Cadeler Group operates.

Cadeler will provide a further update once a final decision has been made. If Cadeler determines to proceed with a re-domiciliation to the United Kingdom, it currently estimates that—subject to obtaining shareholder and other necessary approvals—such a re-domiciliation could be implemented during the first half of 2025.

For further information, please contact:

Mikkel Gleerup

CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

Alexander Simmonds

EVP & CLO, Cadeler

+44 7376 174172

alexander.simmonds@cadeler.com

About Cadeler:

Cadeler is a key supplier of offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, solely operating in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler’s experience as provider of high-quality offshore wind support services, combined with innovative vessel designs, positions the company to deliver exceptional services to the industry. Cadeler is committed to enabling the global energy transition towards a future built on renewable energy. Cadeler is listed on the Oslo Stock Exchange (ticker: CADLR) and the New York Stock Exchange (ticker: CDLR). For more information, please visit www.cadeler.com.

Forward-looking information

Matters discussed in this announcement may constitute forward-looking statements. Forward-looking statements are statements that are not historical facts and may be identified by words such as “believe”, “expect”, “anticipate”, “strategy”, “intends”, “estimate”, “will”, “may”, “continue”, “should” and similar expressions. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions. Although the Company believes that these assumptions were reasonable when made, these assumptions are inherently subject to significant known and unknown risks, uncertainties, contingencies and other important factors which are difficult or impossible to predict, and are beyond the Company’s control. Actual events may differ significantly from any anticipated development due to a number of factors including, without limitation, changes in public sector investment levels, changes in the general economic, political and market conditions in the markets in which the Company operates, the Company's ability to attract, retain and motivate qualified personnel, changes in the Company's ability to engage in commercially acceptable acquisitions and strategic investments, changes in laws and regulation and the potential impact of legal proceedings and actions. Such risks, uncertainties, contingencies and other important factors could cause actual events to differ materially from the expectations expressed or implied in this release by such forward-looking statements. The Company does not make any guarantee that the assumptions underlying the forward-looking statements in this announcement are free from errors nor does it accept any responsibility for the future accuracy of the opinions expressed in this announcement or any obligation to update or revise the statements in this announcement to reflect subsequent events. You should not place undue reliance on the forward-looking statements in this announcement. The information, opinions and forward-looking statements contained in this announcement speak only as at its date, and are subject to change without notice. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to review, update, confirm, or to release publicly any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2024	CADELER A/S
(Registrant)

	By:	/s/ Mikkel Gleerup
	Name:	Mikkel Gleerup
	Title:	Chief Executive Officer